SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
6.25% Series A Cumulative Convertible Preferred Stock
(Title of Class of Securities)

291525103
291525202
(CUSIP Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Class A Common Stock reported herein is 822,273 shares, which constitutes approximately 2.4% of the 33,735,646 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 32,913,373 shares outstanding.

The total number of shares of the 6.25% Series A Cumulative Convertible Preferred Stock reported herein is 337,050 shares, which constitutes approximately 12.0% of the 2,809,170 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power (Common Stock):  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power (Common Stock):  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           822,273 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 2.4% (2)

14.     Type of Reporting Person: PN
--------------
(1)     Represents 822,273 shares of Class A Common Stock (the "Common Stock") obtainable upon conversion of 337,050 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").   The  Preferred Stock has a conversion price of $20.495 per share and a liquidation value of $50.00 per share.
(2)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 33,735,646.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power (Preferred Stock):  337,050 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power (Preferred Stock):  337,050 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           337,050

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 12.0%

14.     Type of Reporting Person: PN
--------------
(1)     The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P., has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Class A Common Stock (the "Common Stock") and the 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") of Emmis Communications Corporation (the "Issuer").  The principal executive offices of the Issuer are located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Person

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of Amalgamated and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter.

Raynor's principal occupation or employment is serving as the President of Scepter.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Issuer's securities reported herein.  Amalgamated, however, expended $342,105.75 of the funds of R2 to purchase the shares of the Preferred Stock reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person is aware that on May 25, 2010, the Company executed an agreement and plan of merger (the "Merger Agreement"), that if consummated would result in the Company being taken private by Jeffrey H. Smulyan, the Company's Chairman, Chief Executive Officer and President.  The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Company's Class A Common Stock, (b) an offer to exchange (the "Exchange Offer") all outstanding Preferred Shares for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Shares (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Shares, whether or not proposed in connection with the Merger Agreement are referred to herein as the "Proposed Amendments"). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least 2/3 of the outstanding Preferred Shares, voting as a separate class.

On July 9, 2010, Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the "Locked-Up Holders") entered into a written lock-up agreement (the "Lock-Up Agreement") pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Shares against the Proposed Amendments; (2) restrict dispositions of Preferred Shares; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Company, or derivative instruments with respect to securities of the Company; (4) consult with each other prior to making any public announcement concerning the Company; and (5) share certain expenses incurred in connection with  their investment in the Preferred Shares, in each case during the term of the Lock-Up Agreement.  As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Person acquired and continues to hold the Preferred Shares reported herein for investment purposes.  The Reporting Person may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Person's investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 822,273 shares of the Common Stock, which constitutes approximately 2.4% of the 33,735,646 shares of the Common Stock deemed to be outstanding thereunder.

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 822,273 shares of the Common Stock, which constitutes approximately 2.4% of the 33,735,646 shares of the Common Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 822,273 shares of the Common Stock, which constitutes approximately 2.4% of the 33,735,646 shares of the Common Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock or the Preferred Stock.

(b)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

(c)  During the past 60 days, the Reporting Person sold shares of the Common Stock in transactions on the NASDAQ as follows:

DATE	NUMBER OF SHARES SOLD	PRICE PER SHARE
05/13/2010	41,100	$2.26
05/14/2010	50,600	$2.19
05/17/2010	34,408	$2.24
05/18/2010	30,829	$2.22
05/19/2010	46,279	$2.16
05/20/2010	36,661	$2.17
05/21/2010	51,392	$2.18
05/24/2010	25,658	$2.18
05/24/2010	9,259	$2.18
05/25/2010	29,011	$2.17
05/26/2010	121,826	$2.28
05/27/2010	43,915	$2.28
05/28/2010	9,505	$2.29
06/01/2010	28,872	$2.27
06/02/2010	20,428	$2.25
06/03/2010	30,635	$2.26
06/04/2010	110,340	$2.27
06/07/2010	31,760	$2.27
06/08/2010	40,100	$2.22
06/09/2010	14,000	$2.24
06/10/2010	61,600	$2.24
06/11/2010	32,961	$2.26
06/14/2010	54,500	$2.27
06/15/2010	12,700	$2.26
06/16/2010	91,814	$2.27

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock or Preferred Stock during the past 60 days.

The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock or the Preferred Stock owned by such Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on May 19, 2010.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 -- Lock-Up Agreement dated July 9, 2010 between the Reporting Person (on behalf of R2 Investments, LDC) and the other parties signatory thereto.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: July 9, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading